Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

As of October 31, 2019, the Company was authorized to issue (i) 120,000,000 shares of common stock, $0.10 par value, of which 53.2 million shares were outstanding, and (ii) 1,000,000 shares of preferred stock, $0.10 par value, of which zero shares were outstanding.

The following summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation").

LISTING

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “COO”.

TRANSFER AGENT

Our transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

COMMON STOCK

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. In the case of an uncontested election, directors will be elected by a majority of the shares voting once a quorum is present. In the case of a contested election, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

Our amended and restated bylaws provide that special meetings of stockholders may be called by the chairman of the board, a majority of the Board of Directors, or stockholders owning a majority in amount of our entire capital stock issued and outstanding and entitled to vote. Our amended and restated bylaws also specify an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and for business to be brought before a meeting of stockholders. These provisions may be considered to have an anti-takeover effect.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.

Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

DELAWARE ANTI-TAKEOVER LAW

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time

Exhibit 4.1

the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.